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                                                                      EXHIBIT 6

                       [LOGO OF ORCHARD SUPPLY HARDWARE]

                                                                August 21, 1996

To the Stockholders of Orchard Supply Hardware Stores Corporation:

  I am pleased to inform you that on August 14, 1996, Orchard Supply Hardware Stores Corporation (the "Company" or "Orchard"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the acquisition of the Company by Grove Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of Sears, Roebuck and Co., a New York corporation. In accordance with the Merger Agreement, the Purchaser today has commenced a cash tender offer (the "Offer") for all of the outstanding shares of common stock, par value $.01 per share (collectively, the "Shares"), of the Company at $35.00 per Share, net to the seller in cash, upon the terms and conditions set forth in the Schedule 14D-1. The Merger Agreement contemplates that each Share of the Company's common stock not acquired by the Purchaser in the Offer will be exchanged for $35.00 per Share in cash, without interest, upon the merger of the Purchaser with the Company (the "Merger").

  YOUR BOARD OF DIRECTORS (THE "BOARD") HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER, THE MERGER AGREEMENT, AND THE STOCKHOLDER AGREEMENT, AND THE TRANSACTIONS CONTEMPLATED THEREBY, HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT ORCHARD STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at its decision, the Board gave careful consideration to a number of factors, including, among other matters, the opinion of Montgomery Securities, Orchard's financial advisor, that the cash consideration to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. A more complete description of the factors considered by the Board is set forth in the attached Solicitation/ Recommendation Statement on Schedule 14D-9.

  Enclosed with this letter is a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 which was filed today by the Company with the Securities and Exchange Commission. It contains detailed information regarding the factors considered by the Board in its deliberations and certain other information regarding the Offer and the Merger. Also enclosed is the Purchaser's Schedule 14D-1 and related materials, including a Letter of Transmittal to be used by you for tendering your Shares. I urge you to read the enclosed documents carefully prior to making a decision with respect to tendering your Shares in the Offer.

                                          Sincerely,

                                          /s/ Maynard Jenkins

                                          Maynard Jenkins
                                          President and Chief Executive
                                           Officer